Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2021 and 2020 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2020, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. One of the most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages). Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity and have half-lives that allow for regular intravenous administration. Different dosing schemes are being explored to allow for improved exposure in relapsed and refractory cancer patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through March 31, 2021, we have raised an aggregate of approximately €444.4 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of March 31, 2021, we had an accumulated deficit of €274.5 million.

Notwithstanding our collaboration with Genentech and Roivant and the income earned for the three month periods ended March 31, 2021 and anticipated in the remainder of 2021, we expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a naïve human antibody library combined with a phage and yeast display antibody library, a proprietary algorithm to optimize affinity, stability and manufacturing efficiency and a mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have one U.S. subsidiary, Affimed Inc., with senior employees in finance, investor relations, business development, corporate strategy and clinical operations.

Recent Developments

In January 2021, the Group entered into a loan agreement with Silicon Valley Bank German Branch (SVB) which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021. Pursuant to the terms of the agreement, the loans will bear interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%, and Affimed is entitled to make interest only payments through December 1, 2022, or June 1, 2023 if Affimed draws on the third tranche of the loans. The loans will mature at the end of November 2025.

On January 15, 2021 the Group issued 19,166,667 common shares at a price of $6.00 per share in a public offering and achieved gross proceeds before deducting underwriting discounts and commissions and estimated expenses of the offering of $115 million

On February 3, 2021 Affimed announced a collaboration with Roche to Study AFM24 in combination with PD-L1 checkpoint inhibitor in EGFR expressing solid tumors. Under the terms of the agreement, Affimed will fund and conduct a Phase 1/2a clinical trial to investigate the combination of AFM24 and atezolizumab for the treatment of advanced solid epidermal growth factor receptor (EGFR) expressing malignancies in patients whose disease has progressed after treatment with previous anticancer therapies. Roche will supply Affimed with atezolizumab for the clinical trial. The Phase 1/2a study will establish a dosing regimen for the combination therapy and assess safety and potential activity.

On March 10, 2021, Affimed announced its decision to continue enrollment in the REDIRECT trial, which is evaluating AFM13 as a monotherapy for the treatment of patients with relapsed or refractory CD30-positive peripheral T-cell lymphoma (PTCL). The decision to continue the trial followed a preplanned interim futility analysis. The interim analysis was triggered following enrollment of 20 patients in both Cohort A (³10% CD30) and Cohort B (>1% to <10% CD30). The futility boundary was derived from response rates for previous therapies that have received accelerated approval in relapsed or refractory (R/R) PTCL. The futility analysis demonstrated that the response rate in Cohort A achieved the predefined threshold for continuation of the study. The response rate in Cohort B was sufficiently comparable to allow merging of both cohorts into a single cohort for all patients with CD30 >1%, per the study protocol.

On March 31, 2021 Affimed and NKGen (Previously NKMax) America announced FDA clearance of an IND application to study the combination of AFM24, an EGFR targeted innate cell engager, with SNK-01 natural killer cell therapy in solid tumors. The combination represents a novel approach to exploring innate immunity-based therapeutics to treat patients with solid tumors who failed conventional therapy with the aim to improve outcomes for high-medical need patient populations.

On April 9, 2021, Affimed announced initial clinical data from an investigator-sponsored study at The University of Texas MD Anderson Cancer Center evaluating cord blood-derived natural killer (cbNK) cells pre-complexed with AFM13. All four patients treated as of March 31, 2021 experienced significant disease reduction, with two complete responses and two partial responses as assessed by the investigator, with an objective response rate of 100%. There were no observed events of cytokine release syndrome, neurotoxicity syndrome or graft-versus-host disease.

In June 2021, Genentech informed us that it has completed the dose escalation portion of the phase 1 study of RO7297089 (anti-BCMA/CD16A). No dose limiting toxicities were observed during the study. However, due to broader portfolio considerations, Genentech decided to stop the phase 1 study of RO7297089. The decision does not impact the development of other targets pursuant to the collaboration agreement with Genentech.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Item 4. Information on the Company—B. Business Overview—Collaborations” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. The following is a summary of completed and ongoing research and development activities for AFM13:

•

In November 2019, we initiated a registration directed phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma (PTCL). In March 2021, we announced positive results from an interim futility analysis for the study, and accordingly the study will continue to enroll patients until we reach approximately 100 - 110 response evaluable patients.

•

In September 2020, a phase 1 clinical study was initiated in collaboration with the University of Texas MD Anderson Cancer Center (MDACC), in which MDACC is investigating the combination of AFM13 with allogeneic NK cells. MDACC is administering a stable complex of AFM13 pre-complexed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-complexed NK cells) into patients with relapsed/refractory CD30-positive lymphoid malignancies.

•

In 2017, an investigator-sponsored Phase 1b/2a study was initiated by Columbia University to investigate AFM13 as monotherapy in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation, and the study is now complete.

•

In 2016, we initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL and the study is now complete.

•	In 2015, an investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma was initiated and the study is now complete.

•

We anticipate that our research and development expenses in 2021 for AFM13 will increase compared to those in 2020 due to the continuation of certain clinical and pre-clinical studies and the scale-up of the production of AFM13 for commercial purposes.

•

AFM11. In line with the strategic focus on our innate cell engager portfolio, we have made the decision to terminate the Phase 1 clinical program of AFM11. This decision took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. We subsequently informed the FDA of our intention to terminate the clinical program.

•

AFM24. AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager, is currently enrolling a phase 1/2a clinical trial in patients with advanced cancers known to express EGFR. During 2021, we expect to initiate two additional clinical trials evaluating the combination of AFM24 with adoptive NK cell transfer and anti-PD-L1 therapies. We anticipate that our research and development expenses in 2021 for AFM24 will increase compared to those for 2020 due to the initiation of the new clinical trials.

•

Other projects and infrastructure costs. Our other research and development expenses relate to our Genentech, Roivant and Artiva collaborations, and early-stage development/discovery activities, including those for AFM28. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in 2021 due to increased early-stage development/discovery activities.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2021 and 2020. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
	(unaudited)
	(in € thousand)
Total Revenue:	11,659	5,135
Other income (expenses)—net	147	(57)
Research and development expenses	(11,405)	(11,449)
General and administrative expenses	(4,486)	(3,525)
Operating income/(loss)	(4,085)	(9,896)
Finance income/(costs)—net	5,499	1,607
Income/(loss) before tax	1,414	(8,289)
Income taxes	(2)	0
Income/(loss) for the period	1,412	(8,289)
Other comprehensive income/(loss)	(1,253)	81
Total comprehensive income/(loss)	159	(8,208)
Earnings/(loss) per common share in € per share (undiluted)	0.01	(0.11)
Earnings/(loss) per common share in € per share (diluted)	0.01	(0.11)

Revenue

Revenue increased to €11.7 million in the three months ended March 31, 2021 from €5.1 million for the three months ended March 31, 2020. Revenue in the three months ended March 31, 2021 and 2020 predominantly relate to the Genentech and Roivant collaborations with €8.4 million, (2020: €4.8 million) and €3.0 million (2020: €0 million) respectively. Revenue from the Genentech and Roivant collaborations in the three months ended March 31, 2021 was comprised of revenue recognized for collaborative research services performed during the quarter.

Research and development expenses

	Three months ended March 31,
R&D Expenses by Project	2021	2020	Change%
	(unaudited)
	(in € thousand)
Project
AFM13	2,450	5,283	(54%)
AFM11	—	22	(100%)
AFM24	2,589	1,509	72%
Other projects and infrastructure costs	5,897	4,318	37%
Share-based payment expense	469	317	48%

Total	11,405	11,449	(0%)

Research and development expenses amounted to €11.4 million in the three months ended March 31, 2021 compared to research and development expenses of €11.4 million in the three months ended March 31, 2020. The variances in project-related expenses between the projects for the three months ended March 31, 2021 and the corresponding period in 2020 are mainly due to the following:

•

AFM13. In the three months ended March 31, 2021 we incurred lower expenses (54%) than in the three months ended March 31, 2020 primarily due to lower expenses for manufacturing activities for clinical trial material.

•	AFM11. No further costs were incurred for the three months ended March 31, 2021, due to the termination of clinical trials in 2019.

•

AFM24. In the three months ended March 31, 2021, we incurred higher expenses than in the three months ended March 31, 2020 due to the enrollment of patients in our ongoing phase 1/2a clinical trial and manufacturing activities for the clinical trial material

•

Other projects and infrastructure costs. In the three months ended March 31, 2021, expenses were higher (37%) than in the three months ended March 31, 2020 primarily due to higher expenses incurred in relation to our earlier stage programs and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses amounted to €4.5 million in the three months ended March 31, 2021 compared to €3.5 million in the three months ended March 31, 2020. The increase is mainly due to higher personnel expenses, higher insurance fees for D&O insurance coverage and higher consulting costs.

Finance income / (costs)-net

Finance income/(costs) for the three months ended March 31, 2021 totaled €5.5 million, compared to €1.6 million for the three months ended March 31, 2020. Finance income/(costs) in the three months ended March 31, 2021 and 2020 primarily include foreign exchange gains due to the remeasurement of US dollar-denominated cash and cash equivalents.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and payments from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
	2021	2020
	(unaudited)
	(in € thousand)
Net cash used in operating activities	(16,032)	(16,547)
Net cash used for/generated from investing activities	(966)	3,714
Net cash generated from/used in financing activities	105,194	(901)
Exchange rate related changes of cash and cash equivalents	5,622	1,265
Net changes to cash and cash equivalents	88,196	(13,734)
Cash and cash equivalents at the beginning of the period	146,854	95,234
Cash and cash equivalents at the end of the period	240,672	82,765

Net cash used in operating activities of €16.0 million in the three months ended March 31, 2021 is slightly lower than net cash used in operating activities in the three months ended March 31, 2020 (€16.5 million). The investing activities in the three months ended March 31, 2021 primarily related to investment in acquisition of equipment, while in the three months ended March 31, 2020 investing activities mainly related to proceeds from the sale or maturity of financial assets. Net cash generated from financing activities in the three months ended March 31, 2021 resulted primarily from proceeds from a public equity offering, while in the three months ended March 31, 2020 financing activities primarily related to the repayment of borrowings.

Cash and Funding Sources

Our cash and cash equivalents as of March 31, 2021 were €240.7 million, compared with €146.9 million as of December 31, 2020. Funding sources generally comprise proceeds from the issuance of equity instruments, payments from collaboration agreements and loans.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM24, AFM28 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least into the second half of 2023. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the three months ended March 31, 2021, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results Overview—Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2021 and 2020 with regard to the impact of recent accounting pronouncements.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with a history of operating losses; as of March 31, 2021, our accumulated deficit was €274.5 million;

•

the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•

our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•

our dependence on the success of AFM24 and AFM13 (which are still in clinical development) and certain of our other product candidates, each of which may eventually prove to be unsuccessful or commercially not exploitable;

•	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

•

the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•

our reliance on our current strategic relationships with NKGen Biotech Inc, Roivant, Artiva, The MD Anderson Cancer Center, Genentech, Amphivena and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel;

•	the length and severity of the COVID-19 outbreak and its impact on our business, including our supply chain, clinical trials and operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the Annual Report.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the COVID-19 outbreak. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.